INVEST IN **THRYV**

Advanced loan servicing platform transforming antiquated $11.7T mortgage market


thryv

crowdcapital.io/thryv Miami FL

Minority Founder

LEAD INVESTOR



John Reid

I invested in Crowd Capital due to a business model that combines disruptive technology with a positive social impact component. I saw this as a unique opportunity that promises a solid return and allows us as investors to provide much needed assistance to our community - thus making it an investment whereby we are truly making a return, while making a difference. Christian's team has the experience and passion to turn an exciting fintech concept into an impactful and successful startup in the massive $40 trillion housing market. *John Reid previously invested $200K in the parent company and predecessor, Crowd Capital Co., before the intellectual property was transferred to thryv technologies inc.*

Invested $1,000 this round & $200,000 previously

Highlights

1. 🏆 One of the first borrower-centric cloud-based residential mortgage loan servicing platforms
2. 💪 Proprietary technology improves operational efficiencies and reduces fallout for Loan Servicers
3. 💵 Built from the ground up as a cloud-based B2B SaaS platform with a traditional subscription model
4. 👫 Active Loan Servicers and Borrowers using platform and providing beneficial feedback
5. 🏦 Team members previously held key leadership roles during 3 successful exits
6. 🏘 On track to improve hundreds of Borrower outcomes over the next 12 months (not guaranteed)
7. ✔ Certified Minority-Owned company, Public Benefit Corporation, expected 2023 B-Corp certification

Our Team



Christian Rotter CEO & Founder

With 15+ years of experience disrupting antiquated business models and advising early-stage startups, Christian brings a unique perspective to addressing modern business challenges and social impact issues.

I founded thryv to create a better solution that will improve the Borrower and Loan Servicer relationship. Through financial empowerment, proactive engagement, and gradual behavioral modifications, Borrowers and Loan Servicers will mutually benefit from an improved process and stabilized financial future.



Wayne Snell Chief Operating Officer

28+ geeky years at software companies. 10+ years investing in mortgage notes, helping keep 250+ families in their homes. Participated in three successful high-tech exits. Led multinational marketing teams. Passionate about helping people.



Allison Tumas Product Manager

Data-driven technical product manager leveraging the power of data science to maximize operational impact. Passionate about data ethics and believes in growing companies to their maximum value through servant leadership.



Tiffani Gottula Marketing Manager

Experienced, results-driven marketing manager with a proven track record of successfully leading



start-up companies into the digital marketplace with a focus on profitable growth and optimization.



Judy Banks Financial Operations

20+ years of experience in operations, finance, and accounting working for Fortune 500 companies to Startups. Specialize in Startups; building infrastructure, documenting processes and controls to mitigate risk and ensure accuracy of the financials.

Why invest in thryv?


thryv is empowered servicing - a borrower-centric loan servicing platform available exactly when you need it.
We're disruptors, innovators, and technologists – passionate about helping families and transforming mortgage servicing for good.

The current residential loan servicing model is broken. The process for Loan Servicers is outdated, costly, and misaligned. And Borrowers are oftentimes treated as a number on a spreadsheet instead of the human that they are.

Our platform, thryv ™, positions Loan Servicers as allies instead of adversaries. It's a cloud-based B2B technology platform that cuts mortgage Loan Servicer costs dramatically, reduces loan fallout, and improves the Borrower experience. By focusing on the Borrower we've been able to differentiate ourselves from our competition and empower Borrowers to increase their financial health.

Our parent company, Crowd Capital Co., has raised $900k to date to invest in the development of our platform. We have now onboarded Loan Servicers and Borrowers on the platform; and are obtaining feedback on the first release of our product, as well as overall insight into Borrower behavior. *Investors will be investing in thryv technologies incorporated. thryv technologies incorporated is a subsidiary owned by its affiliated holding company Crowd Capital Co. which is considered a predecessor entity. thryv technologies incorporated was created as an entity on July 1st, 2022, and all intellectual property developed within Crowd Capital Co. were transferred to said entity.*

The money raised during this campaign will help fuel the next stage of development and enable us to generate an expected ~$100M in annual recurring revenue (ARR) within seven (7) years. (not guaranteed)

We hope you will join us on our exciting journey.

Here are the top reasons you should invest!


Reason 1:
The current mortgage loan servicing industry is *broken*
thryv

Innovation isn't a word used in the mortgage loan servicing industry all too often. The loan servicing model that's been in use for nearly half a century is outdated and costly, while the incentives across stakeholders are misaligned. Loan Servicers have gotten away with remaining stagnant because Borrowers are "stuck" with them unless they want to go through the hassle of refinancing their loans with another institution. And it's highly likely that the new institution is using the same servicing tools and processes as the former one, so the Borrower would quite literally be trading one set of poor processes and customer service for another. Meanwhile, Lenders understand that most servicers are the same and don't want the hassle of moving their loans and paying fees needlessly for incremental improvements.


The current loan servicing model is ...
Expensive
Inconvenient



Customer service costs are high for loan servicers, translating to higher servicing costs for lenders.
Limited information available for self-service and phone support only available during limited daytime hours.
Error Prone
Manual processes and high turnover lead to more mistakes which negatively impact Borrowers bringing unwanted attention and ire of regulators.
Misaligned
Incentives are not aligned across Borrowers, Lenders, and Loan Servicers.

Creating a better experience has never been a priority – until now.

Reason 2:
Enabling Loan Servicers to provide Borrowers with a world class experience without breaking the bank

thryv

If you have a residential mortgage, you're already aware of the fact that most Loan Servicers and Lenders do not have the most user-friendly or intuitive applications. That is partially because they have never had a need to focus on the experience and have prioritized the bottom line. As we navigate the digital age with more people becoming technology savvy, there is an increase in demand for self-service applications and expedited results.



Borrowers want ...
Self-Service
Respect
Affordability
Simplicity
Accessible when they need it most, 24/7/365
Treated as more than just numbers on a balance sheet
Support flexibility of monthly payments if and when necessary
Easy enough for your average sixth grader to understand

Through our proprietary application, **thryv** ™, there is finally a solution that provides a cost-effective option to increase the bottom line while providing a better overall experience that reduces friction and frustration for Borrowers.

With enhanced self-service capabilities Borrowers can access their loan portal and important documents when they need them most. Loan Servicers will benefit from increased operational efficiencies by focusing human intervention on exception handling rather than handholding.

Reason 3:
Digitizing and simplifying the mortgage experience for Borrowers and Loan Servicers alike

thryv

Our intelligent platform, **thryv** ™, improves Borrower and Loan Servicer relationships by putting the Borrower at the center of the loan servicing process. **thryv** ™ digitizes and simplifies the mortgage experience for Borrowers and Loan Servicers alike.

In less than 15 minutes, Borrowers can get set up on our intuitive platform and choose to integrate their bank accounts so we can start building a holistic picture of their finances.

Our machine-learning-based risk mitigation engine will then monitor the Borrower's spending behaviors, refine its predictive modeling, and perform cohort analysis on the collected Borrower data.

If we identify any potential areas of concern, we can proactively engage with the Borrower to improve their financial standing through targeted counseling and access to financial literacy tools.


DATA MINING
AUTOMATION
MACHINE LEARNING

Fully integrated, ML-powered platform

- **Real-time monitoring** of Borrower default risk through our Machine Learning Risk Mitigation Engine
- **Proactive targeted counseling** to course correct Borrower behavior upon first signs of default risk
- **Automated workflows and end-to-end integration** to further reduce cost and potential for human error
- **Deflection to lowest cost care** through conversational AI, live chat with third party integrations, and IVR

Reason 4:
Empowering families to finally have real options in times of financial hardship

thryv

Lenders are faced with the difficult job of judging the unpredictability of Borrowers. When underwriting loans or reviewing default resolution options, they use limited data, relevant only at that particular moment in time, to decide whether someone will be a good, long-term Borrower.



Borrowers are humans and humans are unpredictable

- ❖ Their financial stability ebbs and flows
- ❖ They make impulse buys and poor decisions
- ❖ They make career transitions, sometimes voluntarily but oftentimes not
- ❖ They lack financial literacy and education (by no fault of their own)

The reality is financial hardships can happen to anyone. Whether life throws someone an unexpected challenge or they were never taught how to manage their money, it's easy to get in a bind. As of May 2022, roughly 49% of U.S. consumers did not have the ability to cover a $400 emergency expense. And to top that off, each year in the U.S., over 750,000 homeowners are at risk of losing their homes due to missing as few as ***three mortgage payments.***

thryv ™ helps solve this problem by actively monitoring the Borrowers finances to identify potential default risks and proactively engaging with them through targeted counseling to help ensure they remain in good financial standing. We also provide the financial education many Americans never received in school, so we can better support the Borrowers long-term financial health and stability of the loan. By addressing the Borrower's shortcomings and positioning the Loan Servicers as allies and mentors, we are capable of de-risking the loan for the Loan Servicer and underlying Lender.

Through financial empowerment, proactive engagement, and gradual behavioral modifications, Borrowers and Loan Servicers will mutually benefit from an improved process and stabilized financial future.

Reason 5:
Leveling the playing field for *everyone*

thryv

In the event a Borrower can't recover from a life event, they will need to work with their Loan Servicer to understand what options may be available to prevent them from losing their home entirely.

The current process is long, arduous, confusing, and cumbersome for Borrowers.

As you can see, it's a culmination of never-ending calls ☎️, applications 📄, faxes 📠, mailing letters ✉️, waiting 🤷‍♀️, and more waiting 🤷‍♂️.

The Inefficient Modification Process Today



If a Borrower successfully manages to navigate this complex and frustrating process their mortgage relief might be short-lived. According to the Mortgage Bankers Association, there's a 50% chance they would re-default within the first 12 months. This occurs for a number of reasons, but most commonly it is because the modification was not truly affordable in the long term and the Borrower hasn't been given the proper guidance to address their financial instability.

With thryv ™, the process becomes simpler, smoother, and more efficient.


1
Receive notification that your mortgage is past due
2
Start your application by telling us what happened
3
Verify your identity and upload supporting documents
4
Monitor the status of your application
5
Discuss potential next steps!

Our refined process allows us to provide proactive digital engagement and tailored counseling to empower Borrowers, prevent them from missing their mortgage payments again and improve their long-term financial stability. By using our simplified platform, Borrowers improve their ability to pay their mortgage and increase their chance of keeping their home by 300%.

Don't just take our word for it! Click on the picture below and scroll down to see some success stories of families that members of our team have previously helped:


Success Stories
Hear how thryv works with families to help them keep their homes.
Dawn from Fayetteville, NC
"The bank demanded that I pay almost two years of payments all at once! They wouldn't listen to me. I was scared..." Read full story →
William from Memphis, TN
"I would have gladly handed over the house to them to avoid a foreclosure and not have to owe that money." Read full story →
Benjamin from Huntsville, AL
"I started working again and just needed a chance to prove that I wanted to catch up. The bank just didn't care..." Read full story →
Catherine from Charlotte, NC
"I prayed to God for help. My prayers were answered when my mortgage transferred to Wayne and his team." Read full story →

Reason 6:
Scalable SaaS model to maximize investor returns

thryv

Our primary revenue stream comes from offering subscriptions of our SaaS-based proprietary technology platform to Loan Servicers and Lenders such as credit unions and community banks. Our monthly subscription fee ranges from $2.50 to $7.50 per active Borrower depending on their payment status. This ensures the platform always remains free for Borrowers to use. After all, they are the people who need our help the most.

Additionally, we plan to develop partnerships with quality organizations that offer value-added services for the Borrowers using our platform, and we will receive commissions for each referral. However, we will only ever offer services that are beneficial to our Borrowers and will never pressure them to use our providers.

We will acquire our customers through direct sales outreach, conference and trade show participation, and referrals from existing customers.

Built from the ground up as a cloud-based B2B SaaS platform


Very low distribution costs
=
High Margins
Captive nature of mortgage industry
=
High Retention
Cloud-based platform
=
Rapid Growth
Access to all Borrower transactions
=
Data Advantage


... with a straightforward revenue model
Tiered Subscription Fee 1,2
Ranging from $2.50 - $7.50 per month per user 3
$7.50
Non-performing
Supports additional high-touch loan modification services
$2.50
Performing
Recurring fee to retain access to fallout prevention services
Commissions 4
Value added services to Borrowers
Homeowners Insurance
Debt Consolidation
3rd Party Credit Counseling
Banking
1. Primary revenue stream already in progress
2. Pricing subject to review and change
3. Volume discounts available
4. Secondary revenue stream still under refinement

Reason 7:
Why now? The pandemic wiped out people's savings and the current interest rates and inflationary landscape have made it unaffordable for most Americans with debt

thryv

In the aftermath of the pandemic, many lower and lower-middle-class families are feeling strained. Their savings accounts have been wiped out and inflation is making everyday necessities unaffordable. To make matters worse, rising interest rates have exacerbated the situation for Borrowers who rely on variable rate debt, such as credit cards, to bridge the gap between paydays or to merely survive.

Additionally, with the pandemic foreclosure moratoriums over, government-initiated forbearances coming to an end, and an overall cooling of the housing market, foreclosure activity has begun to surge. It's an issue that will continue to get worse over the years, as judicial and non-judicial states alike begin to work through their backlog of seriously delinquent mortgages.

It is more important now than ever before, to help streamline the loan servicing process so Borrowers can be in the best financial position to afford their homes or receive alternative solutions if necessary to make their mortgage payments more affordable.

Unlike other platforms, we are unique in our Borrower-focused offering. No other platform focuses on the Borrower's financial health and stability as a way to improve the outcome for Loan Servicers and the Lenders that they serve.

Reason 8:
Rare opportunity to invest in a company disrupting the *Gigantic US housing debt market*

thryv

The housing market has reached a whopping $43.4 trillion.

In this colossal market, more than 50 million people have mortgages, with an estimated $11.7 trillion of outstanding mortgage debt.

Due to the static nature of the US housing market and the extensive regulatory barriers, innovation has been slower in the housing industry in comparison with many other industries.

This is your rare opportunity to own a piece of the company disrupting the US residential mortgage industry

Reason 9:
Our world class team has the *right experience* and a track record of *proven performance*

thryv

Our leadership team is uniquely positioned to disrupt the status quo and help make a lasting difference in Borrowers' lives. We have designed our intelligent loan servicing platform to empower Borrowers to take their financial futures into their own hands while reducing costs for Loan Servicers. Together, we have over 50 years of experience in real estate, software, and technology companies.



We are passionate about the impact we can make on families by disrupting the residential loan servicing industry
CHRISTIAN ROTTER
CEO & FOUNDER
15+ years disrupting existing business models
WAYNE SNELL
CHIEF INVESTMENT OFFICER
10+ years giving families a chance to keep their homes
ALLISON TUMAS
PRODUCT MANAGER
Data-driven technical product manager
TIFFANI GOTTULA
MARKETING MANAGER
Results-driven marketing strategist
JUDITH BANKS
FINANCE OPERATIONS
Proven financial leader across corporate and startups
accenturestrategy
Northwestern Kellogg
Platinum
IBM
FUEGO
TRINTECH
COLSA CORPORATION
NEVER SUMMER
HubSpot
University of Colorado
CarQualifier.
BANTA



We have the experience and a track record of proven performance
40+
years
B2B and cloud-based software experience
15+
years
disrupting legacy business models
3
successful exits
across series-c, series-d, and later stage



Reason 10:
Clearly laid out *roadmap to success*
thryv

Our parent company, Crowd Capital Co., has already completed a pre-seed funding round and raised more than $900,000 from friends, family, and angel investors to invest in the development of our platform – and now you have the chance to join them. Your investment will help us accelerate the expansion of our technology to transform the mortgage loan servicing industry. We've come such a long way and have big plans for the road ahead.



Market Traction and Recognition
Crowd Capital Co. raised over $0.9M in catalytic capital to help fund the development of thryv ™
thryv ™ recognized in the fintech and social impact space with participation in various non-dilutive accelerator programs
Onboarded initial Borrower and Loan Servicers and launched third phase of thryv ™
Ongoing conversations with Freddie Mac on strategic partnership opportunities and with multiple Loan Servicers to trial platform
VillageCapital
FinHealth US
PayPal
TIAA
TheStartupStudio
City National Bank
eMerge Americas
FLORIDA FOR GOOD MEMBER
NMSDC
Freddie Mac
We make home possible

Our parent company, Crowd Capital Co., has gained recognition in the fintech and social impact space for our proprietary application, **thryv** ™, with acceptance into various non-dilutive accelerator programs, including **FinHealth US 2021** – an accelerator program for early-stage startups contributing to the financial health and economic opportunity of everyday people.

We have also recently launched the third phase of our technology platform and have already onboarded assets and Borrowers onto the platform. By Q4 of this year, we plan to onboard our first paying Loan Servicer customer, which will enable us to empower thousands of Borrowers.

Roadmap To "Success"


Next 6 – 12 months
12 – 18 months
18 – 24 months
Engage with hundreds of delinquent Borrowers through thryv platform
Engage with 1-2 servicer or financial institutions that self-service as strategic partner(s)
Finish building out post-modification portal and engagement triggers
Expand thryv decisioning engine
Expand thryv user base to service performing mortgages
Expand reach of thryv platform to large scale servicers
Provide end-to-end "Borrower centric" mobile experience

Within five years, we project to have one million Borrowers on the platform, which is then forecasted to continue growing at a rate of 500,000 to one million Borrowers per year. By year seven, this will translate to annual recurring revenues of ~$100 million. Our goal is to be the system of record for Borrower engagement for one of the two primary Government Sponsored Enterprises – Fannie Mae or Freddie Mac.

Accomplishing this means that the use of our application for empowering Borrowers can be mandated to their residential Loan Servicers.

Reason 11:
We're a Public-Benefit Corporation and Certified Minority Owned

thryv

We are a Public Benefit Corporation (PBC), which means we do work that is in the best financial and social interest of our shareholders. Ultimately, people are our business – so we always work for the benefit of the people.

Our parent company, Crowd Capital Co., has proudly gained **Minority Business Enterprise (MBE) Certification** and is also a **Florida For Good** member; an initiative that promotes corporate responsibility.

We are a minority-owned company led by Christian Rotter – a market disruptor who noticed that minorities tend to be disproportionately impacted by the current state of the mortgage market.

We are in the process of applying for our B Corporation certification with B Labs with a roadmap to achieve a BIA score over 80 by the end of 2022.

You are investing in a company that is doing good work and bringing change in more ways than one.

Reason 12:
Invest in a company that's actually making an impact

thryv


With so much uncertainty from long-term unemployment and economic pressures driven by the global pandemic, we are humbled to be in a position to help those families that are facing extended financial hardship to stay in their homes.
This is your golden opportunity to make a true difference to the lives of millions of Americans while benefiting from our eventual success. Join us now.
– Christian Rotter, Founder and CEO



thryv | Empowered Servicing. Delivered.

Investors will be investing in thryv technologies incorporated. thryv technologies incorporated is a subsidiary owned by its affiliated holding company Crowd Capital Co. which is considered a predecessor entity. thryv technologies incorporated was created as an entity on July 1st, 2022, and all intellectual property developed within Crowd Capital Co. were transferred to said entity.